NEWS RELEASE

Pan American Silver achieves 2025 production guidance and
provides guidance for 2026
All amounts are expressed in US$ unless otherwise indicated. Results are preliminary and unaudited and could be adjusted based on final results.
Vancouver, B.C. - January 20, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") announced its preliminary production results for the fourth quarter of 2025 ("Q4 2025") and for the full year 2025 ("FY 2025"). The Company also provides its guidance for 2026 production, costs, capital investments and expenditures. The Company's audited financial and operating results for Q4 2025 and FY 2025 will be released on Wednesday, February 18, 2026 after market close. Conference call details are provided at the end of this news release.
2025 Highlights
•Attributable silver production of 22.8 million ounces exceeded the updated annual guidance range, with a record 7.3 million ounces produced in Q4 2025(1)(2).
•Attributable gold production of 742.2 thousand ounces was within the annual guidance range(1)(3), with 197.8 thousand ounces produced in Q4 2025.
•The Juanicipio mine exceeded expectations, contributing 2.5 million ounces of silver since the mine was acquired in September 2025 and a $44 million dividend received in December 2025.
•Strong financial position. Cash and short-term investments are estimated to total $1,319 million at December 31, 2025, on an unaudited basis, representing an increase of approximately $408 million from September 30, 2025. This amount excludes an additional $127 million of cash attributable to the Company's 44% investment in Juanicipio. The Company's revolving credit facility remained undrawn at year end, resulting in total available liquidity estimated at $2,069 million at December 31, 2025.
“Silver production in 2025 exceeded the top end of our guidance range. We increased our 2025 silver production estimate to reflect the addition of Juanicipio in September, and the mine has performed better than expected,” said Michael Steinmann, President and Chief Executive Officer. “Gold production was within our 2025 guidance range, capped off by strong output in the fourth quarter, as anticipated. The increase in our estimated year-end 2025 cash balance reflects strong silver and gold production and expanded operating margins from the increase in metal prices in Q4.”
2026 Forecast Operating Highlights
•Attributable silver production is expected to be between 25.0 million to 27.0 million ounces(1).
•Attributable gold production is expected to be between 700.0 thousand to 750.0 thousand ounces(1).
•Silver Segment all-in sustaining costs ("AISC")(4) are expected to be between $15.75 and $18.25 per ounce.
•Gold Segment AISC(4) are expected to be between $1,700 and $1,850 per ounce.
•Capital expenditures are expected to total $515 million to $550 million, comprised of $320 million to $340 million of sustaining capital and $195 million to $210 million of project capital.

PAN AMERICAN SILVER CORP. 1

“Our 2026 operating outlook and assumptions for 2026 metal prices point to further expansion of operating margins," said Mr. Steinmann. "With the expectation of strong cash flow generation, we plan to invest in growth and continue to return capital to shareholders. In 2026, we are advancing our internal growth projects, with a focus on a new phased development approach for the La Colorada Skarn and the vein mine. An updated preliminary economic assessment is expected to be released in the second quarter of 2026. At Jacobina, a pilot plant commissioned in late 2025 is expected to help validate opportunities identified in the optimization study to improve reliability, increase throughput, and enhance gold recovery.”
(1)    References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% interest in as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)    Guidance for annual silver production was updated on November 12, 2025 to reflect the acquisition of MAG Silver Corp., which was completed on September 4, 2025.
(3)    Guidance for annual gold production was provided in the Company’s Management's Discussion & Analysis ("MD&A") for the period ended December 31, 2024.
(4)    AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on this measure.
PRELIMINARY 2025 ATTRIBUTABLE PRODUCTION RESULTS

	Silver Production (million ounces)		Gold Production (thousand ounces)
	Q4 2025	FY 2025	Q4 2025	FY 2025
Silver Segment:
La Colorada (Mexico)	1.61	6.02	1.1	4.6
Juanicipio (Mexico)(1)	1.91	2.49	4.8	6.7
Cerro Moro (Argentina)	0.92	2.51	27.6	83.1
Huaron (Peru)	0.78	3.33	0.1	0.1
San Vicente (Bolivia)(2)	0.76	2.93	—	—

Gold Segment:
Jacobina (Brazil)	—	—	50.8	190.5
El Peñon (Chile)	1.06	3.91	30.5	115.2
Timmins (Canada)	—	0.01	25.9	103.6
Shahuindo (Peru)	0.05	0.24	32.7	132.2
Minera Florida (Chile)	0.06	0.42	18.9	68.6
Dolores (Mexico)	0.11	0.97	5.4	37.6
Total Attributable Production(3)	7.28	22.84	197.8	742.2
(1)Juanicipio data represents Pan American's 44.0% interest in the mine's production. Pan American completed the acquisition of MAG Silver Corp. on September 4, 2025.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
2025 Attributable Base Metal Production

(thousand tonnes)	Q4 2025	FY 2025
Zinc	16.8	55.9
Lead	8.2	27.0
Copper	0.8	3.0

PAN AMERICAN SILVER CORP. 2

2026 OPERATING FORECAST
Pan American expects total Attributable silver production to be between 25.0 and 27.0 million ounces in 2026 and Attributable gold production to be between 700.0 and 750.0 thousand ounces in 2026. Silver and gold production are expected to be weighted to the second half of 2026. The Company will provide a quarterly consolidated production forecast for silver and gold with the release of its Q4 2025 and FY 2025 financial results.
Pan American expects Silver Segment AISC to be between $15.75 and $18.25 per ounce and Gold Segment AISC to be between $1,700 and $1,850 per ounce. The estimated costs reflect the impact of higher metal price assumptions on royalties, workers' participation and smelting and refining costs.
The 2026 operating forecast reflects the following main expectations:
•La Colorada - additional royalties from mining a third-party concession and increased sustaining capital expenditures for mine equipment and tailing storage facilities.
•Juanicipio - contribution from a full year of production of low cost, high margin ounces.
•Cerro Moro - mine sequencing into higher-silver grade zones and the effect of a higher gold price assumption on by-product credits.
•Huaron - continued higher proportion of mill feed from development versus stoping ore, resulting in lower-than-reserve grade ore mined and increased costs.
•San Vicente - higher royalties from higher metal price assumptions, scheduled plant maintenance in the first quarter of 2026 and an increase in sustaining capital related to tailings storage facility and plant upgrades.
•Jacobina - scheduled plant maintenance in the third quarter of 2026; increased operating costs from additional development and higher hauling contract rates, and higher sustaining capital spending on mine equipment and plant upgrades.
•El Peñon - exhaustion of the low-grade stockpile, and the effect of a higher silver price assumption on by-product credits.
•Dolores - lower production and higher unit operating costs, as the mine approaches the end of its residual leaching phase.

PAN AMERICAN SILVER CORP. 3

2026 Silver and Gold Production and AISC Forecasts:

	Attributable Silver Production (million ounces)	Attributable Gold Production (thousand ounces)	AISC ($ per ounce)(1)

Silver Segment(2):
La Colorada (Mexico)	5.80 - 6.25	2.5	33.25 - 35.75
Juanicipio (Mexico)(3)	6.00 - 6.50	17.5 - 18.5	2.25 - 4.25
Cerro Moro (Argentina)	2.80 - 3.00	80.0 - 86.0	(25.75) - (21.75)
Huaron (Peru)	3.25 - 3.50	—	27.75 - 29.75
San Vicente (Bolivia)(4)	2.70 - 2.90	—	41.00 - 43.00
Total	20.55 - 22.15	100.0 - 107.0	15.75 - 18.25
Gold Segment(2):
Jacobina (Brazil)	—	181.0 - 191.0	1,550 - 1,650
El Peñon (Chile)	3.65 - 3.95	104.0 - 111.0	275 - 500
Timmins (Canada)	—	105.5 - 115.0	2,575 - 2,675
Shahuindo (Peru)	0.20	125.5 - 135.0	1,825 - 1,950
Minera Florida (Chile)	0.25	66.0 - 71.0	2,550 - 2,675
Dolores (Mexico)	0.35 - 0.45	18.0 - 20.0	2,550 - 2,800
Total	4.45 - 4.85	600.0 - 643.0	1,700 - 1,850
Total Attributable Production	25.00 - 27.00	700.0 - 750.0	n/a
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on this measure. The AISC forecasts assume:

Average metal prices		Average annual exchange rates relative to 1 USD
Silver	$70.00/oz	Mexican peso ("MXN")	18.50
Gold	$4,200/oz	Peruvian sol ("PEN")	3.45
Zinc	$3,000/tonne ($1.36/lb)	Argentine peso ("ARS")	1,427
Lead	$2,000/tonne ($0.91/lb)	Bolivian boliviano ("BOB")	7.00
Copper	$10,000/tonne ($4.54/lb)	Canadian dollar ("CAD")	1.39
		Chilean peso ("CLP")	950
		Brazilian real ("BRL")	5.50
(2)Pan American reports mines under either a Silver Segment or a Gold Segment with AISC calculated on a by-product basis; specifically, by-product metal sales are credited against the operating costs to produce the primary metal for that segment.
(3)Juanicipio data represents Pan American's 44.0% interest in the mine's production.
(4)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
2026 Attributable Base Metal Production Forecasts:

	Zinc (kt)	Lead (kt)	Copper (kt)
Attributable Production	58.5 - 62.5	30.5 - 32.5	2.0

PAN AMERICAN SILVER CORP. 4

2026 Capital Expenditures Forecast
In 2026, the Company plans to invest between $515 million to $550 million in capital expenditures, comprised of $320 million to $340 million of sustaining capital and $195 million to $210 million of project capital.
In 2026, the Company's project capital is largely invested in the following areas:
•Jacobina - to complete process plant optimization projects and continue advancing mine and plant optimization studies, including investments in initial underground infrastructure advancements, mine fleet expansions and exploration initiatives.
•La Colorada - for continued exploration and in-fill drilling, advancing engineering work and initial mine infrastructure early works mobilization at the Skarn project, and for exploration and underground development in the deep eastern extensions of the Candelaria mineralized structure.
•Timmins - to initiate construction of the Phase 6 tailings expansion, advance studies and initial underground development of the Bell Creek shaft extension, and to continue exploration activities and preliminary engineering studies at satellite deposits.
•Huaron - to advance development to establish a higher inventory of developed stopes to provide greater mine flexibility and increase production, and for exploration activities targeted at deep extensions of the deposit.
•Cerro Moro - for exploration activities and a tailings storage facility expansion aimed at extending life-of-mine.
•Juanicipio - to advance the conveyor haulage system aimed at reducing costs and optimizing long term margins.
•Shahuindo - for land purchases and exploration aimed at potential extensions to the life-of-mine.
2026 Exploration Forecast
Pan American plans to spend approximately $132 million to $135 million on capitalized and expensed exploration in 2026, drilling a total of 600,000 metres directed at:
•$55 million on brownfield exploration targeting resource and reserve replacement. These expenditures are included in the sustaining capital estimates in the table below.
•$55 million on project-related exploration across the portfolio. The priorities in 2026 are the satellite projects around Timmins, including Whitney, Samson and Vogel, as well as drilling to expand the resource base at Jacobina and the La Colorada Skarn. These expenditures are included in the project capital estimates in the table below.
•$22 million to $25 million on regional exploration, property holding costs and project development expenses, primarily directed at drilling in Brazil, Mexico, Canada and Chile.

PAN AMERICAN SILVER CORP. 5

The following table details the forecast capital, reclamation, care and maintenance, general and administrative, exploration and depreciation and amortization expenditures and taxes to be paid in 2026:

2026 Expenditures Forecast ($ millions)
Sustaining Capital
La Colorada	21 - 23
Juanicipio(1)	28 - 30
Cerro Moro	6 - 7
Huaron	22 - 24
San Vicente(2)	16 - 17
Jacobina	67 - 70
El Peñon	36 - 38
Timmins	39 - 41
Shahuindo	58 - 61
Minera Florida	27 - 29
Sustaining Capital Total	320 - 340
Project Capital
Jacobina	53 - 57
La Colorada Skarn	47 - 50
Timmins	40 - 43
Huaron	16 - 17
Cerro Moro	13 - 14
Juanicipio(1)	11 - 12
La Colorada	9 - 10
Shahuindo	6 - 7
Project Capital Total	195 - 210
Total Capital Expenditures	515 - 550
Reclamation Expenditures
Dolores	15 - 17
Jacobina	7 - 8
Other	7 - 8
Alamo Dorado	3 - 4
Total Reclamation Expenditures	32 - 37
Care & Maintenance
Escobal	16 - 18
Other	10
Total Care & Maintenance	26 - 28
General & Administrative	100 - 105
Exploration and Project Development	22 - 25
Income Tax Payments	500 - 550
Depreciation and Amortization	500 - 525
(1)    Capital expenditures at Juanicipio represent Pan American's 44.0% ownership.
(2)    Capital expenditures at San Vicente represent Pan American's 95.0% ownership.

PAN AMERICAN SILVER CORP. 6

Q4 2025 and FY 2025 FINANCIAL RESULTS
Pan American plans to release its financial results for Q4 2025 and audited financial results for FY 2025 on February 18, 2026, after market close.
Conference Call and Webcast
Date:        February 19, 2026
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=1qKk9Y8Q
Participants can register for the conference at: https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10205172&linkSecurityString=10092369264
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (International Participants)
Web Phone         [hd.choruscall.com]
The live webcast, presentation slides and the report for the Q4 2025 and FY 2025 financial results will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•AISC per silver or gold ounce sold, net of by-product credits. Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American’s consolidated earnings and cash flow.
•Total available liquidity is calculated as the sum of cash and cash equivalents, short-term investments, and the amount available on the Company’s revolving credit facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the “Alternative Performance (non-GAAP) Measures” section of Pan American’s MD&A for the period ended September 30, 2025 for a more detailed discussion of these and other non-GAAP measures and their calculation.
Technical Information
Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

PAN AMERICAN SILVER CORP. 7

About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of 2025 production figures, which remain subject to verification and adjustment, including our estimated production of silver, gold, and other metals in 2025; estimates of cash and short-term investments and total available liquidity at December 31, 2025, which remain subject to verification and adjustment; the timing for release of our Q4 2025 and FY 2025 financial results; future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2026, our estimated AISC, exploration forecast, and our sustaining and project capital expenditures in 2026; the expectation that gold and silver production will be weighted to the second half of 2026; expectations regarding strategic initiatives and capital projects, and any anticipated benefits therefrom; the expected completion of an updated preliminary economic assessment for La Colorada, and the timing for the release of such assessment; the anticipated completion of process plant optimization projects related to Jacobina; expectations regarding the initiation of construction of the Phase 6 tailings expansion at Timmins; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP. 8

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining and risks relating to expropriation; risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the heading "Risk Factors" in the Circular, and under the heading “Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.